UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 6, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

third quarter ended on September 30, 2023 (“3Q2023”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in the Vaca Muerta formation place us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2023

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, November 6, 2023

During the 3Q2023, total comprehensive income amounted to Ps. 4,883 million, or Ps. 6.49 per share (Ps. 32.43 per ADS), compared to a total comprehensive income of Ps. 11,390 million, or Ps. 15.13 per share (Ps. 75.65 per ADS) in the third quarter ended on September 30, 2022 (“3Q2022”).

Operating profit for 3Q2023 totaled Ps. 17,285 million, which was Ps. 407 million below 3Q2022. This variation was mainly due to lower revenues from the Natural Gas Transportation and Production and Commercialization of the Natural Gas Liquids (Liquids) segments amounting to Ps. 2,613 million and Ps. 3,223 million, respectively.

Operating costs increased sligthly by Ps. 235 million.

These effects were partially offset by higher revenues from Other Services of Ps. 5,676 million.

Financial results recorded a negative variation of Ps. 5,665 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of September 30, 2023 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Highlights during 3Q2023 and beyond

➢At the end of July 2023, the expansion of the Vaca Muerta Norte natural gas pipeline from Los Toldos I Sur to El Trapial field was concluded. It has a length of 32 km and a nominal diameter of 30 inches.

➢On September 8, 2023, in accordance with the provisions of Law No. 24,076, the Company filed with ENARGAS a request to extend the terms of the natural gas transportation service license agreement (the "License"), requesting an additional extension of 10 years following the initial expiration term on December 28, 2027.

➢On October 11, 2023, the Argentine National Securities Commission (“CNV”) approved the increase of the maximum amount of the Global Program of Negotiable Obligations from US$ 1,200 million to US$ 2,000 million and was extended for an additional five years as from the expiration of the term, with the new maturity on January 3, 2029.

Analysis of the results

Total revenues amounted to Ps. 74,592 million in 3Q2023, a Ps. 160 million decrease compared to Ps. 74,752 million in 3Q2022.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 3Q2023 and 3Q2022 is shown in the table below:

Operating costs and administrative and selling expenses increased by Ps. 235 million in 3Q2023 from 3Q2022. This variation was due to higher: (i) cost of natural gas consumed for liquids production of Ps. 1,042 million (the higher price reflects to the exchange rate increase, while US dollar price was lower, and the increase in volume consumed; but was partially offset by the IAS 29 restatement effect), (ii) other third-party fees amounting to Ps. 832 million; and, (iii) labor costs of Ps. 424 million. These effects were partially offset by lower: (i) PPE repair and maintenance expenses of Ps. 1,813 million, and (ii) export taxes (due to a decrease of quantities shipped) of Ps. 750 million.

Financial results are presented in gross terms considering the effect of change in the

Transportadora de Gas del Sur S.A. 3

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 3Q2023, the financial results showed a negative variation of Ps. 5,665 million compared to 3Q2022. This variation is principally due to a higher exchange rate loss of Ps. 14,073 million (as a consequence of the higher exchange rate loss variation during 3Q2023) and the negative variation on monetary position by Ps. 6,064 million. These effects were partially offset by higher positive result generated by financial assets of Ps. 15,155 million.

Analysis of operating profit /(loss)
by business segment
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
-2,000
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Other Services
3Q2023
3Q2022

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment was Ps. 592 million in 3Q2023 compared to a loss of Ps. 118 million in 3Q2022.

Natural gas transportation revenues accounted for approximately 23% and 27% of total revenues in 3Q2023 and 3Q2022, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts which represent approximately 85% and 84% of the total revenues for this segment in 3Q2023 and 3Q2022, respectively.

Transportadora de Gas del Sur S.A. 4

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, received the last increase on April 29, 2023 at 95%. Prior to that, we received a tariff increase of 60%, which became effective March 1, 2022.

The increase in operating income was mainly due to decreasing operating expenses. Revenues showed a decrease of Ps. 2,613 million as a result of the adjustment of the tariffs, as the impact was not enough to offset the negative variation of the inflation restatement effect under IAS 29.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 54% and 58% of total revenues in 3Q2023 and 3Q2022, respectively. During 3Q2023, production increased by 20,469 tons, reaching 253,058 tons.

The operating profit of this business segment for 3Q2023 was Ps. 4,112 million below, reaching Ps. 8,280 million (compared to Ps. 12,392 million recorded in 3Q2022). This decrease was mainly due to lower revenues of Ps. 3,223 million and an increase in the cost of natural gas consumed of Ps. 1,042 million.

In terms of the Liquids revenues, which amounted to Ps. 40,217 million in 3Q2023 (Ps. 43,440 million in 3Q2022), we highlight the impact of the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 21,195 million, the decline in international reference prices of Ps. 10,073 million, the lower volume of propane and butane sold of Ps. 3,586 million, and the drop in the price of ethane sold of Ps. 759 million.

These effects were partially offset by the nominal variation of the exchange rate on U.S. dollar-denominated revenues amounting to Ps. 18,671 million, higher volumes of ethane and natural gasoline shipped of Ps. 9,975 million, the increase in services rendered of Ps. 1,521 million and in the price of butane sold under the Plan Hogar of Ps. 1,307 million.

Total volumes dispatched increased 8%, or 20,004 tons, compared to 3Q2022. This increase was mainly related to higher ethane tons sold. This effect was partially offset by lower tons of propane and butane sold in the foreign market.

Transportadora de Gas del Sur S.A. 5

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Operating Data - Liquids Production and Commercialization Segment
Tons - Revenues
Tons - Production
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
3Q2019
3Q2020
3Q2021
3Q2022
3Q2023
Ethane
Propane Local Market
Butane Local Market
Propane Foreign Market
Butane Foreign Market
Natural Gasoline
Production

Other Services and Telecommunications

The Other Services business segment includes mainly services provided by tgs in Vaca Muerta, representing approximately 23% and 15% of our total revenues for 3Q2023 and 3Q2022, respectively.

Transportadora de Gas del Sur S.A. 6

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Operating profit rose by Ps. 2,994 million mainly as a result of the Ps. 5,676 million increase in revenues in 3Q2023, which was partially offset by higher operating costs of Ps. 2,602 million.

The increase in revenues was primarily explained by higher natural gas transportation and conditioning services at Vaca Muerta amounting to Ps. 5,905 million, the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 3,559 million and increased services, mainly related to the Néstor Kirchner natural gas pipeline and complementary works for Ps. 1,092 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 5,005 million.

Operating Information - Vaca Muerta System
MMm3/d
25
20
15
10
5
-
3Q2020
3Q2021
3Q2022
3Q2023
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of September 30, 2023, our negative net debt amounted to Ps. 9,625 million compared to the positive net debt of Ps. 24,727 million as of December 31, 2022. Our total net financial debt is denominated foreign currency, different from the Argentine peso, for both dates.

During 3Q2023 the Company incurred in a new bank debt amounting to Ps. 3,338 million (US$ 8.4 million) and import financing loan of Ps. 8,306 million (US$ 23.8 million and Euros 0.7 million). In addition, the import financing loan of Ps. 116 million (US$ 0.3 million) was cancelled.

The table below shows a reconciliation of our net debt:

Transportadora de Gas del Sur S.A. 7

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2023 and 3Q2022 was as follows:

As of September 30, 2023 and December 31, 2022, fund allocations were as follows:

Below is a reconciliation of the free cash flows for the 3Q2023 and 3Q2022:

3Q2023 vs. 3Q2022

During 3Q2023, the cash flow provided by operating activities amounted to Ps. 21,613 million, while in 3Q2022 the cash flow used in operating activities totaled Ps. 20,872 million. This was mainly due to higher working capital requirements during 3Q2023 as opposed to the reduction in 3Q2022 and the lower income tax payments (the balance of which was cancelled through the use of tax credits).

Transportadora de Gas del Sur S.A. 8

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Cash flow used in investing activities amounted to Ps. 35,079 million in 3Q2023, compared to Ps. 17,306 in 3Q2022. This increase was mainly related to higher payments for the acquisition of non-cash investments and higher payments for the acquisition of PPE as part of the investments in Vaca Muerta.

Finally, cash flow used in financing activities increased by Ps. 11,572 million, due to the the proceeds from loans.

3Q2023 earnings videoconference

We invite you to participate in the videoconference to discuss this 3Q2023 announcement on Tuesday November 7, 2023 at 09:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_QVqNfXkKQ4-7nz9nKTjTFA

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies

Transportadora de Gas del Sur S.A. 9

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 10

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 11

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
9M2023					
Revenues	51,371	137,068	38,792	1,313	228,544
Depreciation	(20,195)	(2,230)	(6,400)	-	(28,825)
Operating (loss) / profit	(559)	42,387	19,391	(33)	61,185
9M2022					
Revenues	65,085	158,593	28,670	1,411	253,760
Depreciation	(22,114)	(1,891)	(5,892)	-	(29,896)
Operating profit	10,273	62,291	13,842	172	86,578

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
3Q2023					
Revenues	17,498	40,217	16,413	465	74,592
Depreciation	(6,643)	(750)	(2,410)	-	(9,803)
Operating profit / (loss)	592	8,280	8,462	(49)	17,285
3Q2022					
Revenues	20,110	43,440	10,654	548	74,752
Depreciation	(7,354)	(652)	(1,986)	-	(9,992)
Operating (loss) / profit	(118)	12,392	5,340	79	17,692

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
9M2023					
Revenues	36,479	95,768	29,054	930	162,231
Depreciation	(1,828)	(307)	(760)	-	(2,895)
Operating profit / (loss)	12,553	29,784	18,879	(24)	61,192
9M2022					
Revenues	21,310	51,574	9,736	460	83,080
Depreciation	(1,184)	(123)	(466)	-	(1,773)
Operating profit	9,819	20,344	6,452	60	36,675

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
3Q2023					
Revenues	15,289	35,352	14,667	428	65,736
Depreciation	(669)	(134)	(411)	-	(1,214)
Operating profit	5,433	7,724	9,504	(19)	22,642
3Q2022					
Revenues	7,842	17,380	4,204	211	29,637
Depreciation	(441)	(47)	(161)	-	(649)
Operating profit	2,632	5,354	2,793	43	10,822

Transportadora de Gas del Sur S.A. 12

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 13

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2023 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the nine-months periods ended September 30, 2023 and 2022

(In million of Argentine Pesos)

	9M2023	9M2022
Cash flows provided by operating activities		
Total comprehensive income for the period	**30,648**	**54,762**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	28,825	29,896
Disposal of PPE	613	88
Increase in allowances and provisions	804	935
Share of gain from associates	(64)	(171)
Interest expense accrual	10,302	10,249
Results on other financial assets other than cash and cash equivalents	(68,375)	(29,732)
Income tax	27,484	28,391
Foreign exchange loss	68,851	40,684
Acquisition of Notes result	-	2,093
Gain on monetary position	7,952	(16,417)
Changes in assets and liabilities:		
Trade receivables	(17,763)	(8,049)
Other receivables	(6,376)	(7,110)
Inventories	(1,311)	(4,646)
Trade payables	7,738	5,208
Payroll and social security taxes payable	2,242	1,837
Taxes payable	1,020	166
Allowances	(3)	(3)
Contract assets	(1)	-
Other payables	163	(224)
Interest paid	(5,385)	(5,946)
Income tax paid	(8,629)	(40,670)
Contract liabilities	10,793	1,189
Derivative financial instruments payments	-	(222)
Cash flows provided by operating activities	**89,529**	**62,309**
Cash flows used in investing activities		
Additions to property, plant and equipment	(59,553)	(32,927)
Financial assets not considered cash equivalents	(34,598)	(29,882)
Cash flows used in investing activities	**(94,151)**	**(62,809)**
Cash flows provided by financing activities		
Proceeds from loans	11,989	11,977
Leasing payments	(90)	-
Payment of loans	(607)	-
Cost of adquisition of notes	-	(4,982)
Cash flows provided by financing activities	**11,292**	**6,995**
Net variation in cash and cash equivalents	**6,669**	**6,495**
Cash and cash equivalents at the beginning of the year	6,072	17,526
Monetary result effect on cash and cash equivalents	(7,358)	(8,215)
Foreign exchange gain on cash and cash equivalents	318	434
Cash and cash equivalents at the end of the period	**5,701**	**16,240**

Transportadora de Gas del Sur S.A. 14

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 6, 2023.